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                                                                  EXHIBIT (b)(3)

The Chase Manhattan Bank
270 Park Avenue
New York, NY 10017-2070

                                                                    July 9, 1997


Danaher Corporation
1250 24th Street, N.W.
Suite 800
Washington, D.C. 20037

Attention: Patrick W. Allender
           Chief Financial Officer

                Re: Acquisition Financing For Danaher Corporation
                    ---------------------------------------------

Dear Mr. Allender:

        You have advised The Chase Manhattan Bank (the "Bank") that Danaher Corporation (the "Borrower") proposes to acquire (the "Acquisition") Exide Electronics Group, Inc. (the "Target").

        You have advised the Bank that you are seeking revolving credit acquisition financing (the "Facilities") from several lenders to be made available to the Borrower to provide financing for the Acquisition and certain related purposes.

        The Bank is pleased to commit to provide up to $100,000,000 (the "Commitment") of the Facilities, all subject to the terms and conditions set forth herein and subject to the execution of definitive documentation acceptable to the Bank. The Bank reserves the right to syndicate all or a portion of its Commitment to a group of banks and/or other financial institutions acceptable to the Bank.

Amount:         Up to a maximum amount of $100,000,000.

Term: Payable in full 364 days from the date of signing the documentation.

Convenants:     Similar to those set forth in the Danaher Corporation Credit
                Agreement dated as of September 7, 1990 (as amended from time to time, the "Credit Agreement") among the Borrower, the Lenders thereto, the Guarantors and the Agent.
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Purpose:            Acquisition financing and related purposes.

Collateral:         Similar to those set forth in the Credit Agreement.

Guarantees:         Similar to those set forth in the Credit Agreement.

Events of Default:  Similar to those set forth in the Credit Agreement.

Representations
  and Warranties:   Similar to those set forth in the Credit Agreement.

Facility Fee:       0.075% per annum on the Commitment Amount, regardless of
                    usage, payable quarterly in arrears to the Bank on a 360 day basis.

Pricing: During any Pricing Period (as defined in the Credit Agreement) for which the Company's Pricing Level (as defined in the Credit Agreement) is as set forth below, the amount indicated:

                     Pricing Level I   --  .125% per annum
                     Pricing Level II  --  .25% per annum
                     Pricing Level III --  .375% per annum

        By your acceptance below you hereby indemnify and hold harmless the Bank and each of its affiliates (collectively, "Chase") and each of their directors, officers, and employees (each, an "Indemnified Person") from and against any and
                                   ------------------
all losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) and expenses that arise out of, result from or in any way relate to this letter, the Term Sheet, the Commitment, the Acquisition or the other transactions contemplated hereby or the providing or syndication of the Facilities, and to reimburse each Indemnified Person, upon its demand, for any legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding out of which any such expenses arise), other than any of the foregoing claimed by any Indemnified Person to the extent determined by final judgment of a court of competent jurisdiction to have been incurred by reason of the gross negligence or willful misconduct of such person. The Bank shall not be responsible or liable to the Borrower or any other person for any consequential damages which may be alleged as a result of this letter. In addition, the Borrower hereby agrees to reimburse the Bank from time to time upon demand for the Bank's reasonable out-of-pocket costs and expenses (including, without limitation, legal fees and expenses, appraisal fees, and printing, reproduction, document delivery, communication and
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publicity costs) incurred in connection with the preparation, review, negotiation, execution and delivery of this letter, the Term Sheet, the definitive financing agreements and the other documents relating to the Acquisition. Your obligations under this paragraph shall survive any termination of this letter and shall be effective regardless of whether the definitive financing agreements are executed.

        This letter is delivered to you upon the condition that, prior to your acceptance of this offer, neither the existence of this letter, the Term Sheet, the Commitment or the Facilities nor any of their contents shall be disclosed by you except (i) as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law and (ii) on a confidential and "need to know" basis, to your directors, officers, employees, advisors and agents.

        You acknowledge that Chase may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you or your affiliates may have conflicting interests regarding the transaction described herein and otherwise. The Bank will not use confidential information obtained from you or any of your affiliates by virtue of the transaction contemplated by this letter or their other relationships with you and your affiliates in connection with the performance by the Bank of services for other companies, and the Bank will not furnish any such information to such other companies. You also acknowledge that the Bank has no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you or any of your affiliates, confidential information obtained from other companies.

        The Bank shall have the right to review and approve all public announcements and filings relating to the Acquisition which refer to the Bank or Chase before they are made (such approval not to be unreasonably withheld).

        The Bank's offer set forth in this letter will terminate at 5:00 p.m. on Monday, July 21, 1997 unless you accept this letter and the Term Sheet at or prior to that time by signing and returning to the Bank counterpart of this letter.

        This letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement, and this letter and the Term Sheet may not be assigned by you without the prior written consent of the Bank and may not be amended or any provision hereof or thereof waived or modified except by an instrument in writing signed by each of the parties hereto. This letter and the Term Sheet shall be governed by and construed in accordance with the law of the State of New York.
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       We look forward to working with you to complete this transaction.

                                        Very truly yours,

                                        THE CHASE MANHATTAN BANK


                                        By: /s/ William J. Caggiano
                                            ---------------------------
                                            Name: William J. Caggiano
                                            Title: Managing Director



AGREED TO AND ACCEPTED:

DANAHER CORPORATION


By:  /s/ C. Scott Brannan
    ----------------------------
    Name: C. Scott Brannan
    Title: Vice President


DATE: July 10, 1997